SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*

                           INTERLEUKIN GENETICS, INC.
                                (Name of Issuer)
                                  Common Stock
                         (Title of Class of Securities)
                      ------------------------------------
                                 (CUSIP Number)
                                U. Spencer Allen
            100 N.E. Loop 410, Suite 820, San Antonio, TX 78216-4769
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: .

         Check the following box if a fee is being paid with this statement: . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                               CUSIP No. _______

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(1)  Names of Reporting Persons.  S.S. or            Crocker Enterprises, LLC
     I.R.S. Identification Nos. of Above                     87-0509642
     Persons
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(2)  Check the Appropriate box if a Member       (a)
     of a Group (See Instructions)               (b)
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(3)  SEC Use Only
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(4)  Source of Funds (See Instructions)                  OO
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(5)  Check if Disclosure of Legal
     Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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(6)  Citizenship or Place of Organization                  Utah
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Number of Shares   (7)  Sole Voting           Crocker Enterprises, LLC,
 Beneficially Owned      Power                1,100,000 shares of Common
 By Each Reporting  ------------------------------------------------------------
 Person With       (8)  Shared Voting
                         Power
                    ------------------------------------------------------------
                   (9)  Sole Disposi-         Crocker Enterprises, LLC,
                         tive Power           1,100,000 shares of Common
                    ------------------------------------------------------------
                   (10) Shared Dis-
                         positive Power
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(11) Aggregate Amount Beneficially Owned by     Crocker Enterprises, LLC,
      Each Reporting Person                     1,100,000 shares of Common
--------------------------------------------------------------------------------
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(12) Check if the Aggregate Amount in Row
      (11) Excludes Certain Shares (See In-
      structions)
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(13) Percent of Class Represented by Amount          6.64%
      in Row (11)
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(14) Type of Reporting Person (See Instructions)     IN

     *The remainder of this cover                The information required on
page shall be filled out for a              the remainder of this cover page
reporting person's initial filing           shall not be deemed to be "filed"
on this form with respect to the            for the purpose of Section 18 of
subject class of securities, and            the Securities Exchange Act of 1934
for any subsequent amendment                ("Act") or otherwise subject to the
containing information which would          liabilities of that section of the
alter disclosures provided in a             Act but shall be subject to all
prior cover page.                           other provisions of the Act
                                            (however, see the Notes).

Item 1.  Security and Issuer.

          This  statement  is  related  to  the  Common  Stock,  of  Interleukin
Genetics, Inc., a Texas corporation ("IGI"). The address of the principal executive offices of IGI is 100 N.E. Loop 410, Suite 820, San Antonio, TX 78216-4769.


Item 2.  Identity and Background.

          (a) The person filing this statement is Crocker Enterprises, LLC, a Utah limited liability company.

          (b) The business address of Crocker Enterprises, LLC is 3764 Thousand Oaks Drive, Salt Lake City, Utah 84124.

          (c) Crocker Ventures, LLC is privately held, with a broad portfolio of stock investments. It was not formed for the purpose of acquiring the IGI shares subject to this report.

              Gary L. Crocker is the Managing Member of Crocker Enterprises. Mr. Crocker has been a director of IGI since June of 1999.

          (d) Neither Gary L. Crocker nor Crocker Enterprises, LLC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

          (e) Neither Gary L. Crocker nor Crocker Enterprises, LLC, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Gary L. Crocker, the Managing Member of Crocker Enterprises, LLC., is a citizen of the United States of America. Crocker Enterprises, LLC is a Utah limited liability company.


Item 3.  Source and Amount of Funds or Other Consideration.

          On June 9, 1999 Crocker Enterprises, LLC purchased for cash 220,000 shares of IGI's Series A Preferred Stock in a private placement. At IGI's August 20, 1999 Annual Shareholders Meeting, the shareholders approved the arrangements of the sale of the Series A Preferred Shares in the private placement. This action automatically caused the Series A Preferred Stock to convert into five share of IGI Common Stock for each Series A Preferred Share then held. Crocker Enterprises, LLC, now owns 1,100,00 shares of the common shares of IGI.

Item 4.  Purpose of Transaction.

          Crocker Enterprises, LLC acquired the shares of IGI as an investment with the goal of capital appreciation.


Item 5.  Interest in Securities of the Issuer.

          (a) Gary L. Crocker was elected a director of IGI at approximately the same time that Crocker Enterprises LLC purchased the IGI Series A Preferred Shares. Mr. Crocker was awarded a stock option to acquire up to 2083 shares of IGI Common Stock. Gary L. Crocker and all of his immediate family members are the members (equity owners) of Crocker Enterprises, LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          See disclosure in Item 5. On or about August 24, 1999, IGI filed with the Securities and Exchange Commission a registration statement on Form S-3 covering the possible resale of all of Crocker Enterprises LLC's 1,100,000 common shares, along with the shares of other IGI selling shareholders.


Item 7.  Material to be Filed as Exhibits.

         None.


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.

          Dated as of the 29th day of August, 1999.


                                                Crocker Enterprises, LLC



                                                /s/Gary L. Crocker
                                                -----------------------------
                                                By Gary L. Crocker,
                                                Managing Member

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